300 North LaSalle
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Robert Hayward, P.C.	United States
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www.kirkland.com

December 4, 2020

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Patrick Kuhn

Jim Allegretto

Scott Anderegg

Erin Jaskot

Re:	Agiliti, Inc.

Draft Registration Statement on Form S-1

Submitted October 30, 2020

CIK No. 0001749704

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Agiliti, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated November 27, 2020, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, an electronic copy of the Amendment will be delivered to the Staff, and that copy will be marked to show changes from the Confidential Draft Registration Statement on Form S-1 submitted to the SEC on October 30, 2020. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the Amendment that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Beijing   Boston   Dallas   Hong Kong   Houston   London   Los Angeles   Munich   New York   Palo Alto   Paris   San Francisco   Shanghai   Washington, D.C.

Securities and Exchange Commission

December 4, 2020

Prospectus Summary, page 1

1. Please revise to disclose the total amount of your current indebtedness and the risks related to such indebtedness, as well as the amount of the offering proceeds that will go to repayment of the indebtedness. Please specifically discuss the borrowings under your Second Term Loan and the amount of the dividend that you paid from the borrowings, including the business purpose for this dividend.

Response

The Company acknowledges the Staff’s comment and respectfully points the Staff toward its disclosure on page 33, where it discloses the total amount of its current indebtedness and the risks related to such indebtedness, and on pages 15 and 44, where it has included placeholders for the amount of the offering proceeds that will be applied toward repayment of the indebtedness. Such amounts will be supplied when the Company has a firmer estimate of the potential size of the initial public offering. The Company has also revised its disclosure on pages 11 through 13 of the Amendment to incorporate a summary of the Company’s risk factors, including risks related to the Company’s indebtedness.

With respect to its borrowings under the Second Lien Term Loan, the Company has updated its disclosure on page 121 to include the bolded text below, to discuss the business purpose of the dividend paid using borrowings under the Second Lien Term Loan:

A portion of the proceeds from the borrowings under the Second Lien Credit Agreement were used to pay a dividend or distribution payment to our equityholders as a means to provide our equityholders with a return on their investment in an amount equal to approximately $240.0 million and certain transaction costs in connection therewith.

2. Please provide support for your statement that Agiliti is an essential service provider to the U.S. healthcare industry and that you have an “unmatched” operating footprint, or, in the alternative, please disclose that this is your belief. Please also disclose the basis for your position as the “leading experts” in servicing reusable medical devices (ex: revenues).

Securities and Exchange Commission

December 4, 2020

Response

The Company acknowledges the Staff’s comment and notes that it based its statement that it is an essential service provider on the Guidance on the Essential Critical Infrastructure Workforce publication by the U.S. Department of Homeland Security’s Cybersecurity & Infrastructure Security Agency, which provides a definition of “essential” workforces on which many states have based their guidelines regarding essential workers during the COVID-19 pandemic. Among other things, the publication includes as an essential workforce suppliers of durable medical equipment and distributors of medical products and equipment, including third party logistics providers and those who test and repair.

The Company has updated its disclosure on pages 1, 52 and 69 to replace “unmatched nationwide operating footprint” with “strong nationwide operating footprint”. In support of this statement, the Company points to the graphic on the top of page 2, which shows the location of each of the Company’s offices and that 87% of all health care facilities are within a 100-mile radius of one of the Company’s offices.

The Company has also updated its disclosure on pages 1, 52 and 69 to specify that it believes that it is one of the leading experts in the management, maintenance and mobilization of mission-critical, regulated, reusable medical devices. This belief is based on, among other things, its (i) low total cost of device ownership, (ii) high standards of quality and regulatory compliance, (iii) extensive nationwide infrastructure including 95 service centers, more than 500 biomedical repair technicians and more than 2,800 field-based service operators, (iv) proprietary software and asset management tools and (v) employee management score rating, in each case as further described on pages 8 and 9 of the Amendment. For these reasons, as well as the decades of experience of the Company’s management and knowledge about the broader industry, the Company believes that it is one of the leading experts in the management, maintenance and mobilization of mission-critical, regulated, reusable medical devices.

3. We note your reference to “The Joint Commission” in the graphic on page six. Please explain what this is and its relevance in the graphic and to your business in general.

Response

The Company respectfully advises the Staff that The Joint Commission is the nation’s oldest and largest standards-setting and accrediting body in health care. The Joint Commission is a United States-based nonprofit tax-exempt 501(c) organization that accredits and certifies more than 22,000 US health care organizations and programs.

Securities and Exchange Commission

December 4, 2020

A majority of the Company’s customers are acute care hospitals, and acute care hospitals must meet eligibility standards established by the federal government in order to receive reimbursement from federally funded programs such as Medicare and/or Medicaid. The Centers for Medicare & Medicaid Services (“CMS”) has been designated as the organization responsible for certification of hospitals, deeming them certified and meeting established standards. CMS has approved The Joint Commission as having standards and a survey process that meet or exceed the established federal requirements. Accreditation from The Joint Commission denotes that an organization complies with the highest national standards for safety and quality of care and is committed to continually improving patient care.

For hospitals certified by The Joint Commission, the Company provides support in meeting the standards related to medical equipment, such as those related to inventory and maintenance. The graphic provides one example of a standard required by The Joint Commission – 100% preventative maintenance completion rate on medical equipment – with which the Company is able to assist.

4. Please disclose the percentage of revenue contributed by each of your three primary service lines, as well as the number of customers in each service line. Please also discuss, in an appropriate place in your prospectus, the general type of contracts entered into by customers in such service lines, including material terms such as pricing terms, renewal, term and termination provisions.

Response

In response to the Staff’s comment, the Company has updated its disclosure on pages 6, 7 and 75 to add the percentage of revenue contributed by each of the three primary service lines, as well as the number of customers in each service line. The Company has also added disclosure on pages 7 and 76 to address the general type of contracts it enters into with its customers, including pricing terms, renewal, term and termination provisions.

5. You note that you have demonstrated an ability to grow revenue 5-6x with existing customers, and you have a high customer retention rate and high customer satisfaction ratings. Please disclose the average revenue growth rate for your existing customers, as well as your average customer retention rate and customer satisfaction ratings.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its statement regarding its demonstrated ability to grow revenue 5-6x with existing customers is a representative example that refers to the customer case study provided on pages 8 and 76. This statement is an example of the success of the Company’s “land and expand” strategy of building on existing customer relationships to provide increasing levels of service and thus drive increasing savings. In order to clarify this statement, the Company has updated its disclosure on pages 7, 76 and 79 as indicated below.

Securities and Exchange Commission

December 4, 2020

Pages 7 and 76

~~With~~ We have approximately 84% white space within our current customer base. As indicated in the Customer Case Study presented below, we have demonstrated an ability to grow revenue up to 5-6x with an existing customer~~s~~. We believe that this case study demonstrates the potential of our “land and expand” strategy of efficiently increasing revenue from our existing customers as they move toward our full suite of highly complementary services.

We currently have 16% wallet share within our existing contracted customers, and have demonstrated our ability to grow our wallet share up to 5-6x with an existing customer~~s~~, as indicated in the Customer Case Study presented above, by expanding the services we provide to them over time.

The Company has also updated its disclosure with respect to its high customer satisfaction ratings and average customer retention rate on pages 7, 9, 75 and 77 to add the bolded text below, specifying that it believes that its focus on customer experience has driven a high retention rate and noting that it has a Net Promoter Score of 46 for the year ended December 31, 2019. The Company has also added a definition of Net Promoter Score on page ii of the Amendment.

Pages 7 and 75

We consistently achieve high customer satisfaction ratings, as evidenced by our net promoter score (“NPS”) of 46 for the year ended December 31, 2019, by delivering patient-ready equipment within our contracted equipment delivery times and in response to our technical support and educational in-servicing for equipment within clinical departments, including the emergency room, operating room, intensive care, rehabilitation and general patient care areas.

Securities and Exchange Commission

December 4, 2020

Pages 9 and 77

We believe that our aggressive focus on the overall customer experience has helped us to achieve a high customer retention rate and high customer satisfaction ratings, as evidenced by our NPS of 46 for the year ended December 31, 2019.

The Company respectfully advises the Staff that the statement regarding high customer retention rates is based on sample analytics that the Company performs on its customers each year to track whether a customer that generated revenue for the Company in the prior year remains a revenue-generating customer in the current year.

Risks Associated with Our Business, page 11

6. Please balance your Summary by providing enhanced discussion of the material risks to your business and this offering. In this regard, balance the description of your value proposition, competitive strengths and growth strategies with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plan.

Response

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 11 through 13 of the Amendment accordingly.

A substantial portion of our revenues come from customers…, page 20

7. We note that 55% of your total revenue is derived from customers that purchase through a GPO which contracts with you on behalf of its members. Please indicate whether you contract directly with a particular GPO, and, if so, please discuss the material terms of the agreement in an appropriate place in your registration statement and file the agreement with the GPO as an exhibit to the registration statement, or, in the alternative, please tell us why you are not required to do so.

Response

The Company acknowledges the Staff’s comment and notes that there is no single GPO contract that accounts for 55% of its total revenue. The Company has entered into multiple contracts with three primary GPOs, each of which contracts with the Company under different categories (commonly, peak need rental, patient handling rental, surgical services and surgical equipment repair, and sometimes clinical engineering and on-site management, usually as an add-on to one of the other contracts). The GPO agreements facilitate the Company’s ability to establish contracts or relationships with individual customers that are members of the GPO. However, none of the GPO agreements guarantees the Company a certain amount of revenue, as the Company’s revenue-generating contracts are with the customers themselves, and no one

Securities and Exchange Commission

December 4, 2020

customer contract accounted for more than 10% of the Company’s revenue for the nine months ended September 30, 2020. Consequently, the Company does not believe it is appropriate to disclose material terms of GPO agreements in the registration statement or file any such agreements as exhibits thereto.

Our relationships with healthcare facilities…

Our contracts with the federal government, page 27

8. You state in your prospectus that you are a provider of choice for the federal government. However, we note your risk factor on page 27 states that you have a very small number of direct contracts with the federal government. So that investors have a greater understanding of your relationship and dependence upon the federal government, please disclose the percentage of revenues that are from federal government contracts in the past three fiscal years. Please also file your HHS agreement as an exhibit to the registration statement, or tell us why you believe you are not required to do so.

Response

The Company acknowledges the Staff’s comment and notes that it does have direct contracts with entities that are part of the federal government. However, these contracts do not involve direct reimbursement by Medicare, Medicaid or other federal agencies. In order to address this ambiguity, the Company has revised its disclosure on page 30 to remove the reference to the small number of contracts with the federal government.

Although we do not receive direct reimbursement from the U.S. federal government in the normal course of our business, ~~with the exception of a very small number of direct contracts with the federal government~~, we are subject to the federal Anti-Kickback Statute, which prohibits the knowing and willful offer, payment, solicitation or receipt of any form of “remuneration” in return for, or to induce, the referral of business or ordering of services paid for by Medicare or other federal programs.

In addition, the Company updated its disclosure on page 31 to specify that for the nine months ended September 30, 2020, it derived approximately 9% of its revenue from multiple contracts with agencies of the federal government. No single contract with a federal government agency accounted for more than approximately 3.3% of the Company’s revenue for the nine months ended September 30, 2020, and the HHS Agreement accounted for only 1.7% of the Company’s revenue during the same period. For this reason, the Company does not believe that it is required to file the HHS Agreement as an exhibit to the registration statement. In addition, the HHS Agreement contains confidentiality terms that prevent the Company from disclosing its contents without HHS’s express consent.

Securities and Exchange Commission

December 4, 2020

Use of Proceeds, page 41

9. We note that you intend to use a portion of the proceeds of this offering to repay certain indebtedness. If the indebtedness to be discharged was incurred within one year, you will also need to describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital per instruction 4 of Item 504 of Regulation SK. Please advise or revise your disclosure as appropriate.

Response

The Company advises the Staff that its use of proceeds, including the use of proceeds from any indebtedness to be paid off in connection with the offering has not yet been determined. The Company acknowledges the Staff’s comment and will provide the disclosure pursuant to instruction 4 of Item 504 of Regulation S-K in a future filing of its Registration Statement, if required.

Capitalization, Page 43

10. It appears that the amount for total capitalization presented on your table does not include the amount for total debt. Please make any necessary corrections.

Response

In response to the Staff’s comment, the Company has updated its total capitalization on page 46 to $1,452,527 to include the amount for total debt.

11. We note that you intend to provide your capitalization on a pro forma basis that gives effect to the issuance of shares of common stock in this offering and the intended use of the net proceeds to repay debt. We further note that you have not provided any pro forma income (loss) and related per share information regarding the assumed paydown of debt. Please tell us if you intend to include pro forma income statement information for the assumed debt paydown with equity proceeds, to the extent material, in selected consolidated financial data. We may have further comment.

Securities and Exchange Commission

December 4, 2020

Response

In response to the Staff’s comment, the Company has updated its disclosures on pages 18 and 51 to include placeholders for pro forma income (loss) and related per share information reflecting the issuances of shares of common stock in this offering and the intended use of the net proceeds to repay debt. The Company will update this disclosure with the relevant values in a future filing, once an estimated price range is available.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity, page 50

12. We note your discussion of the steps you have taken in response to Covid-19 with regard to your liquidity, including “the recent steps we have taken to strengthen our balance sheet.” Please enhance your disclosure to discuss the recent steps you have taken to strengthen your balance sheet.

Response

The Company acknowledges the Staff’s comment and notes that, out of an abundance of caution, it drew down $50 million from its available borrowings under its revolving credit facility during March 2020. As the Company did not then need to make use of those borrowings, it repaid the $50 million in July 2020. Given that these borrowings are no longer outstanding, the Company has removed the reference to steps taken to strengthen its balance sheet from the Amendment.

Management’s Discussion and Analysis

Principles of Consolidation, page 50

13. Your disclosure in the second paragraph under this heading is particularly opaque in ascertaining whether there are parts of your business that may constitute operating segments. Please tell us in greater detail, and revise to make more clear, the factors used to identify your reportable segment. Please refer to ASC 280-10-50-21. As part of your response, tell us how you identified operating segments, if more than one, based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a list of such operating segments. If multiple operating segments were identified, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 as well as the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segment to the extent you aggregated operating segments into one reporting segment. Please be detailed in your response.

Securities and Exchange Commission

December 4, 2020

Response

The Company acknowledges the Staff’s comment and notes that it has one reporting segment, which is equal to the operating segment. The component, or reporting unit, is the same as the operating segment and is managed by the Company’s chief operating decision maker at a consolidated level. Discrete financial information is not prepared below the reporting segment and is not utilized by the chief operating decision maker in managing the Company’s business. The chief operating decision maker assesses performance and allocates resources based on the consolidated financial information. The single reporting unit is aligned with the Company’s operations, which focus on end-to-end management rather than segment management.

The Company does report disaggregated revenue, as disclosed on page F-9 of the Amendment. This disclosure reflects the product and service line revenue for the three avenues through which the Company interacts with customers—Equipment Solutions, Clinical Engineering and Onsite Managed Services. However, the operational infrastructure for each of these offerings is shared across the entire Company. There is no discrete financial information available (in particular, cost for each contract offering is not available), and this information is not utilized by management to operate the business. The additional disclosures by service line on page F-9 have been included to address the requirements under ASC 280-10-50-40, which requires disclosure of revenue from external customers for each product and service or a group of products and services, and ASC 606, which requires disclosure of revenue on a disaggregated basis.

In response to the Staff’s comment, the Company has updated its disclosure on page 53 to add the bolded text below to clarify that its single reporting segment is equivalent to its single operating segment.

We report our financial information under one reporting segment, which is equivalent to our one operating segment and conforms to the way we currently manage and execute the strategy and operations of our business.

14. Please disclose in greater detail your go-to-market strategy in regards to the introduction and validation of your Equipment Value Management (“EVM”) solution strategy noted on page 50.

Response

In response to the Staff’s comment, the Company has updated its disclosure on page 53 as indicated below to replace the reference to EVM with a more general discussion of its framework for end-to-end management of FDA-regulated, reusable medical devices.

Securities and Exchange Commission

December 4, 2020

Specifically, the chief operating decision maker (“CODM”) makes operating decisions and assesses performance using discrete financial information from one reportable segment, as our resources and infrastructure are shared, and as our go-to-market strategy has evolved with the introduction and validation of our ~~Equipment Value Management (“EVM”) solution strategy~~ framework for the end-to-end management of FDA-regulated, reusable medical devices.

Critical Accounting Policies and Estimates

Recoverability and Valuation of Long-Lived Assets Including Goodwill and Indefinite Lived Intangible Assets, page 51

15. Please provide additional disclosure to allow a reader to assess the probability of future goodwill impairment charges. For example, please disclose whether and when you performed a quantitative impairment test and the results of that analysis. If your reporting unit is at risk of failing step 0 or step 1, you should disclose:

•	the extent of “headroom” your quantitative analysis portends;

•	a more detailed description of the methods and key assumptions used to evaluate goodwill and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34- 48960, issued December 19, 2003 and available on our website at www.sec.gov.

Response

In response to the Staff’s comment, the Company has updated its disclosure on page 55 to include the bolded text below, to address known trends and uncertainties and the results of the Company’s last quantitative impairment test.

We operate under one reporting unit and do not aggregate any components into our one reporting unit. There are no known trends or uncertainties that we reasonably expect will have an unfavorable impact on revenue or income from operations. We have not performed a quantitative impairment test since January 4, 2019, the date of the Business Combination, in which the balance sheet was fair valued.

Securities and Exchange Commission

December 4, 2020

Qualitative factors the Company considers in evaluating include:

•	Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, or other developments in equity and credit markets

•

Industry and market considerations such as a deterioration in the environment in which the Company operates, an increased competitive environment, a decline in market-dependent multiples or metrics (considered in both absolute terms and relative to peers), a change in the market for the Company’s products or services, or a regulatory or political development

•	Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows

•	Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods

•	Other relevant Company-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation

Adjusted EBITDA, page 58

16. We note that you exclude management fees and other non-recurring expenses from the calculation of Adjusted EBITDA. Tell us what types of costs are included in this adjustment and why they have been characterized as non-recurring in nature, considering that they have been incurred in all years presented. Also tell us why management excludes these costs from the calculation of Adjusted EBITDA and if, after the offering, the company will incur internal costs to replace services received through the management arrangement. We may have further comment.

Response

The Company acknowledges the Staff’s comment regarding adjustments for management fees and other non-recurring expenses. As described in the Amendment under “Certain Relationships and Related Party Transactions,” the management fees represent fees paid to THL Managers VIII, LLC (the “Advisor”) pursuant to the Advisory Services Agreement, which was entered into in connection with the Business Combination and legacy management fees paid to affiliates of Irving Place Capital pursuant to a professional services agreement (the “Professional Services Agreement”) that terminated upon consummation of the Business Combination.

Securities and Exchange Commission

December 4, 2020

Although the management fees represented recurring cash payments during the nine months ended September 30, 2020 and the fiscal years ended December 31, 2019, 2018 and 2017, the Professional Services Agreement terminated on January 4, 2019 and the Advisory Services Agreement will terminate upon the closing of the initial public offering and the Company will pay the Advisor a lump sum cash termination fee. As a result, the Company believes that adding back the impact of the management fee to Adjusted EBITDA is not misleading to investors in the initial public offering, as no additional payments will be made pursuant to the Professional Services Agreement or the Advisory Services Agreement following the offering. The Company does not believe that it will incur internal costs after the initial public offering to replace services currently received through the Advisory Services Agreement. The Company also notes that the nature of the adjustment is quantified and clearly disclosed in a footnote to the reconciliation and, therefore, if an investor would prefer to calculate Adjusted EBITDA without making the adjustment, the investor could easily make that calculation. Regarding “other non-recurring expenses,” the Company respectfully advises the Staff that these expenses substantially consist of two litigation settlements and a credit relating to the CARES Act.

The Company has reviewed the guidance under Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, which indicates that “presenting a performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business could be misleading.” As set forth in Rule 100(b), whether or not the measure is misleading should be evaluated “together with the information accompanying that measure and any other accompanying discussion of that measure.” The Company believes that footnotes (1) through (3) to the reconciliation on pages 19-20 and 62 of the Amendment clearly describe the nature of the adjustments. Furthermore, as noted on page 19 of the Amendment, the Company uses Adjusted EBITDA to measure operational performance. If the adjustments are not made in prior periods, Adjusted EBITDA will appear to grow in future periods without any change in the Company’s operating performance. Given the Company uses Adjusted EBITDA to measure the Company’s operating performance, the Company believes that not making the adjustments would reduce the usefulness of Adjusted EBITDA as a performance measure and would distort the growth of the business in future periods. In an initial public offering, where investors are generally pricing the offering based on a model projecting future growth, the Company does not believe it would be appropriate to include expenses in prior periods that the Company does not believe are necessary to operate the Company’s business in future periods and which the Company knows will not be incurred following the offering. The Company also notes that registrants have regularly excluded management fees paid to private equity sponsors prior to an initial public offering from their non-GAAP performance metrics. A change to that practice now would be in stark contrast to the weight of precedent and could further confuse investors and distort the growth of the business in future periods. For the reasons described above, these expenses are not expected to recur following the initial public offering and will not be replaced by similar expenses. Therefore the Company believes that if the impact of these costs is not excluded from Adjusted EBITDA, it will distort the utility of Adjusted EBITDA as a performance metric following the initial public offering because Adjusted EBITDA growth will be inflated by virtue of these expenses ceasing to accrue following the initial public offering.

Securities and Exchange Commission

December 4, 2020

The Company has updated its disclosure on pages 19-20 to add the bolded text below, providing additional detail regarding the components of management and other expenses consist of two litigation settlements and a credit relating to the CARES Act.

(2) Management and other expenses represents (a) management fees under the Advisory Services Agreement (the “Advisory Services Fees”), which will terminate in connection with the initial public offering, (b) legacy management fees under a professional services agreement with affiliates of Irving Place Capital (the “Legacy Management Fees” and, together with the Advisory Services Fees, the “Management Fees”), which was terminated in connection with the Business Combination and (c) non-recurring expenses primarily comprising two legal settlements and a credit received under the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).

Intellectual Property, page 78

17. We note your discussion of your intellectual property and that you have filed for trademarks and patents. We also note your discussion of your propriety software. Please expand your discussion to include the means by which you protect your propriety software.

Response

The Company respectfully advises the Staff that its proprietary software is protected by trade secret, copyright and other similar laws. Our employees accessing such proprietary software sign confidentiality agreements and receive training on protecting the security of our data systems. To the extent we use independent contractors to assist with development of proprietary software, they are required to sign non-disclosure agreements as well as agreements providing that any work product is work-made-for-hire and assigning ownership to the Company. Furthermore, the Company does not own any patents. The Company has updated its disclosure on page 82 to reflect the above.

Securities and Exchange Commission

December 4, 2020

Medical Equipment Fleet, page 78

18. Please tell us whether you are substantially dependent on any of your principal suppliers. If so, please disclose the principal suppliers and the material terms of your contracts with such suppliers, and file the contracts as exhibits to the registration statement. Please refer to Item 601(b)(10) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and confirms that it is not substantially dependent on any of its principal suppliers. The Company believes that if any of its supplier relationships were to be terminated, equivalent supplies could be obtained from other sources with little to no disruption to the Company’s business.

Compensation Discussion and Analysis, page 90

19. We note that in setting executive compensation you reference “peer companies.” Please tell us whether you engaged in benchmarking to base, justify or provide a framework for compensation decisions. If so, please revise your disclosure to identify the benchmark and the peer companies used in benchmarking. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations.

Response

The Company acknowledges the Staff’s comment and notes that, although it has not engaged in benchmarking to base, justify or provide a framework for compensation decisions in the past, it intends to do so going forward and is working with a compensation consultant to determine the appropriate peer group for such purposes. The Company has updated its disclosure on page 93 accordingly as indicated below.

Accordingly, our Compensation, Nominating and Governance Committee (and our Board, in ratifying the Compensation, Nominating and Governance Committee’s determination) evaluates both performance and compensation to ensure that the compensation provided to key executives is fair and reasonable and that it remains competitive using a compilation of broad-based industry studies ~~relative to the compensation paid to similarly situated executives of~~. Additionally, following this offering, the Compensation, Nominating and Governance Committee expects to determine a group of peer companies in the same or similar industries, adjusted for our size and ownership model, against which to benchmark our executive compensation.

Securities and Exchange Commission

December 4, 2020

20. We note that the payout amount for the annual cash incentive program is determined based on a formula determined by the Compensation, Nominating and Governance Committee. Please disclose the formula used by the Committee to determine the actual payout amount, including how it weighed each of the performance targets in determining such payout.

Response

The Company respectfully advises the Staff that the Compensation, Nominating and Governance Committee does not use a formula to derive the aggregate pool for the annual cash payouts, but rather develops an annual performance matrix that assigns a performance target between 0 and 200% for each particular combination of revenue and EBITDA levels achieved during the fiscal year. The matrix includes revenue ranges from $595.0 million to $635.0 million and EBITDA ranges from $163.8 million to $181.8 million. The Company has revised its disclosure on page 96 to include the criteria used in its annual performance matrix that determines the corresponding cash payouts. The Company believes that this enhanced disclosure, including the criteria used in its annual performance matrix, is consistent with the requirements of Item 402 of Regulation S-K.

Advisory Services Agreement, page 117

21. Your disclosure on page 117 indicates that in the event the advisory services agreement is terminated in connection with an initial public offering the adviser is entitled to, in addition to the fees under clauses (i) and (ii), an amount equal to the net present value of the higher periodic fee that would have been payable from the date of the closing of this offering until the scheduled termination date of the Advisory Services Agreement. Please revise to disclose the amount of any such payment and the related expense you will be required to recognize in connection with the planned initial public offering of common shares.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 120 to note that the fee to buy out the Advisory Services Agreement will be approximately $7.0 million, all of which would be expensed upon the buyout, which would occur immediately prior to the consummation of the initial public offering.

22. We note that you do not define management fees anywhere in the registration statement. Please tell us if these expenses are the same as those in the above description of the Advisory Services Agreement. If you choose to use this term, please ensure it is described somewhere in the registration statement.

Securities and Exchange Commission

December 4, 2020

Response

The Company acknowledges the Staff’s comment and notes that while certain references to management fees throughout the Amendment are to the management fees paid to THL under the Advisory Services Agreement, others are to legacy management fees paid to affiliates of Irving Place Capital in connection with a professional services agreement that was terminated in connection with the Business Combination in January 2019. The Company has updated its disclosure on pages 19-20 to define the fees paid to THL as the “Advisory Services Fees”, the fees paid to Irving Place Capital as the “Legacy Management Fees” and the Advisory Services Fees and the Legacy Management Fees together as the “Management Fees.” The Company has inserted the defined terms where relevant throughout the Amendment.

Financial Statements, page F-1

23. Please provide updated financial statements in your next amendment in accordance with Rule 3-12 of Regulation S-X.

Response

The Company has updated the Amendment to include financial statements for the nine months ended September 30, 2020 and 2019.

Notes to Consolidated Financial Statements

Note 13. Limited Liability Companies, page F-59

24. Please disclose on the face of the balance sheets the assets that can be used only to settle obligations of the consolidated VIE and the liabilities for which creditors do not have recourse to the general credit of the company. Refer to ASC 810-10-45-25.

Response

In response to the Staff’s comment, the Company considered the guidance within ASC 810, noting the total assets of the variable interest entities that cannot be utilized to settle general obligations of the Company are approximately $1 million at December 31, 2019, which represents .06% of the total assets of the Company. The Company considers this amount to be inconsequential to the financial statements as a whole, and to all potential users of the financial statements. The variable interest entities are non-complex arrangements, and it is not the Company’s intent to increase these arrangements; rather, it expects these arrangements to continue to decline as a percentage of its total assets. The Company has modified the interim financial statement disclosures on page F-22 to state that “assets of the LLCs that can only be utilized to settle obligations of the LLCs are immaterial.”

Securities and Exchange Commission

December 4, 2020

General

25. Please revise throughout so that your images and the text included with such images are readable.

Response

In response to the Staff’s comment, the Company has increased the size and resolution of the images included in the Amendment to make them easier to read.

*   *   *   *

Securities and Exchange Commission

December 4, 2020

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact Robert M. Hayward, P.C. at (312) 862-2133 or Alexander M. Schwartz at (312) 862-2578.

Sincerely,

/s/ Robert Hayward, P.C.

Robert Hayward, P.C.

cc:	James Pekarek

Chief Financial Officer, Agiliti, Inc.